MARK A. GOODMAN, M.D.
5 Fox Meadow Court
Woodbury, New York 11797

March 6, 2006

Board of Directors
INTERPHARM HOLDINGS, INC.
75 Adams Avenue
Hauppauge, NY 11788

Re: Letter of Resignation

To Whom It May Concern:

This letter shall serve as notice that I am hereby resigning my position as a member of the Board of Directors with INTERPHARM HOLDINGS, INC.

Unfortunately my time is very limited due to my responsibilities with my Medical practice and my family, thus I am prevented from dedicating the time and effort necessary to be an effective member of the Board of Directors. The effective date of my resignation shall be the date of this letter.

It has been an honor and p[leasure serving on the Board of Directors and I wish the Board and the Company much luck with its endeavors.

Very truly yours,

/s/ Mark A. Goodman
Mark A. Goodman, M.D.